11019797

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section RECEIVED MAR 01 2011 Washington, DC 200

SEC FILE NUMBER
8-42227

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Northeast Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

333 Earle Ovington Blvd. 7th Floor
(No. and Street)

Mitchel Field, (City) New York (State) 11553 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stephen J. Perrone (516) 222-5300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kalmus, Siegel, Harris & Goldfarb, CPAS, LLP
(Name – *if individual, state last, first, middle name*)

585 Stewart Ave., Suite 550 (Address) Garden City, (City) NY (State) 11530 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/12

BB 3/19

OATH OR AFFIRMATION

I, Stephen J. Perrone, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Northeast Securities, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

HAROLD DANGERVIL
NOTARY PUBLIC, STATE OF NEW YORK
QUALIFIED IN QUEENS COUNTY
REG. NO. 01DA6200623
MY COMMISSION EXPIRES 02-02-2013
2-23-2011

Stephen Perrone
Signature

Chairman
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent auditor's report on internal accounting control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KALMUS, SIEGEL, HARRIS & GOLDFARB, CPAs, LLP

585 Stewart Avenue
Suite 550
Garden City, New York 11530
(516) 227-2525
Fax (516) 227-2548

Members:
American Institute of Certified Public Accountants
N.Y. State Society of Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Northeast Securities, Inc.

We have audited the accompanying statement of financial condition of Northeast Securities, Inc. as of December 31, 2010, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Northeast Securities, Inc. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles applied on a basis consistent with that of the previous year.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kalmus, Siegel, Harris & Goldfarb, CPAs, LLP

Kalmus, Siegel, Harris & Goldfarb, CPAs, LLP

Garden City, New York
February 23, 2011

NORTHEAST SECURITIES, INC.
BALANCE SHEET
December 31, 2010

ASSETS

Cash	$	5,633,443
Receivable from broker-dealers and clearing organizations		619,503
Securities owned:		
Marketable, at market value		573,678
Not readily marketable, at estimated fair value		1,494,534
Furniture and equipment at cost, less accumulated depreciation of $ 1,767,920		235,358
Other assets		1,532,565
TOTAL ASSETS	$	10,089,081

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES

Margin loan payable	$	518,509
Payable to broker-dealers and clearing organizations		1,547,157
Accounts payable and accrued expenses		1,381,079
Securities sold, not yet repurchased		2,413
Income taxes payable		1,581
Security deposit payable		10,588
Loan payable-subsidiary		45,740
TOTAL LIABILITIES		3,507,067

STOCKHOLDERS' EQUITY

Preferred stock, 1,000,000 shares $.01 par value authorized, 0 shares issued		0
Common stock, 20,000,000 shares $.01 par value authorized, 12,363,591 shares issued and outstanding		123,636
Additional paid-in capital		4,390,642
Retained earnings		5,213,466
Treasury stock (at cost)		(3,145,730)
TOTAL STOCKHOLDERS' EQUITY		6,582,014
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	10,089,081

The accompanying notes are an
integral part of these financial statements.

NORTHEAST SECURITIES, INC.
INCOME STATEMENT
For the year ended December 31, 2010

REVENUES	
Commissions	$ 22,564,506
Principal transactions	7,384,998
Investment advisory	1,770,443
Investment banking	1,764,496
Interest and dividends	81,472
Other	2,288,900
	35,854,815
EXPENSES	
Employee compensation and benefits	13,589,775
Commissions, floor brokerage, exchange, and clearance fees	18,247,801
Communications and data processing	1,439,725
Interest and dividends	58,071
Occupancy	1,087,653
Other operating expenses	2,284,079
	36,707,104
NET OPERATING INCOME (LOSS)	(852,289)
EQUITY IN EARNINGS OF SUBSIDIARY	43,388
INCOME (LOSS) BEFORE INCOME TAXES	(808,901)
PROVISION FOR INCOME TAXES	(350,017)
NET INCOME (LOSS)	$ (458,884)

The accompanying notes are an
integral part of these financial statements.

NORTHEAST SECURITIES, INC.
STATEMENT OF STOCKHOLERS' EQUITY
For the year January 1, 2010 to December 31, 2010

	Common Shares	Stock Amount	Additional Paid-In Capital	Retained Earnings	Treasury Stock At Cost Amount	Total Stockholders' Equity
Balance at 1/1/2010	12,363,591	$ 123,636	$ 4,390,642	$ 5,672,350	$ (3,145,730)	$ 7,040,898
Net Income (Loss)				(458,884)		(458,884)
Balance at 12/31/2010	12,363,591	$ 123,636	$ 4,390,642	$ 5,213,466	$ (3,145,730)	$ 6,582,014

The accompanying notes are an
integral part of these financial statements.

NORTHEAST SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$	(458,884)
Adjustments to reconcile net income to net cash used in operating activities		
Depreciation and amortization		123,751
Deferred taxes		(359,066)
(Increase) decrease in operating assets:		
Net receivable from broker-dealers and clearing organizations		(352,933)
Securities owned, net		35,994
Prepaid expenses and taxes		(165,852)
Security deposits and other receivables		(474,994)
Increase (decrease) in operating liabilities:		
Payable to broker-dealer and clearing organizations		1,527,082
Accrued payables and accrued liabilities		(2,131,896)
Securities sold, not yet repurchased		2,413
Income taxes payable		1,100
Securities deposit payable		10,588
Total adjustments		(1,783,813)
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES		(2,242,697)
CASH PROVIDED (USED) BY INVESTING ACTIVITIES		
Loans Payable - net		460,724
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES		460,724
CASH PROVIDED (USED) BY FINANCING ACTIVITIES		
Purchase of furniture and equipment		(113,029)
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES		(113,029)
NET INCREASE (DECREASE) IN CASH		(1,895,002)
CASH AT BEGINNING OF YEAR	$	7,528,445
CASH AT END OF YEAR	$	5,633,443
SUPPLEMENTAL CASH FLOW DISCLOSURE:		
Income tax payments	$	6,469
Interest payments	$	58,071

The accompanying notes are an
integral part of these financial statements.

NORTHEAST SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2010

1. Organization and Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc.

2. Summary of Significant Accounting Policies

a. Business Description

Northeast Securities, Inc., (the Company), is a New York Corporation and acts as a fully disclosed broker-dealer engaged in the following types of businesses: Listed and OTC Stocks, Mutual Funds, Government and Municipal Securities, Put and Call Options, Limited Partnerships, Annuities, and Tax Shelters. The company acts as a market maker in selected OTC stocks.

b. Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, investment advisory, and venture capital businesses.

c. Securities' Transactions

Proprietary securities transactions in regular-way trades are recorded on trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered for the account and risk of the Company are recorded on trade date. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition. Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by the Board of Directors.

d. Commissions

Transactions executed by the broker-dealer as agents for customers and related commission income and expenses are recorded on a settlement date basis which is not materially different from a trade date basis.

e. Fee Income

Fee income is recorded as earned, with billed but not paid amounts reflected as accounts receivable and amounts received but not earned reflected as deferred fee income.

f. Cash and cash equivalents for purposes of reporting cash flows includes cash on hand and highly liquid investments with original maturities of less than ninety days.

g. Deferred income taxes are provided when income and expenses, principally relating to unrealized gains on long term investments, depreciation expense and deferred compensation expense are recognized in different years for financial and tax reporting purposes.

h. Depreciation is provided on a straight-line basis using an estimated useful life of five years with a half-year provision in the year of acquisition. Amortization of computer software is provided on a straight-line basis over sixty months.

3. Receivable From Broker-Dealers and Clearing Organizations

Receivable from broker-dealers and clearing organizations	$ 619,503
	$ 619,503

4. Concentrations of Credit Risk

The Company and its subsidiaries are engaged in various trading and broker-age activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

5. Securities Owned and Sold, Not Yet Purchased

Marketable securities owned consist of trading and investment securities at market values, as follows:

	Owned	Sold, Not Yet Purchased
Corporate stocks and bonds	$ 573,678	$ 2,413
	$ 573,678	$ 2,413

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

At December 31, 2010 these securities at estimated fair values consist of the following:

Equities	$ 1,494,535

6. Related Party Transactions

The company at times advances money to its shareholders or other shareholder owned entities on a short-term basis. At December 31, 2010, there were no shareholder loans.

7. Debt

The company meets its short-term financing needs by borrowing against securities it owns for investment purposes. The interest rate is a floating rate above the prime rate. There was $ 518,509 outstanding under this facility at December 31, 2010. The company also advances money to its asset management subsidiary or receives loans from that subsidiary. The amount owed to the subsidiary at December 31, 2010 was $ 45,740. The company has a $100,000 line of credit facility with JPMorganChase Bank at a rate tied to the Prime Rate. As of December 31, 2010 there were no amounts borrowed on this facility.

8. Commitments and Contingencies

The Company has obligations under operating leases with initial terms in excess of one year. Minimum aggregate annual rentals for office space and equipment at December 31, 2010, are approximately as listed below:

Fiscal year	Amount
2011	$ 805,155
2012	1,019,064
2013	1,028,195
Aggregate amount thereafter	5,645,300

Rent expense for the year ended December 31, 2010 aggregated $ 1,459,045.

The company is contingently liable for a standby letter of credit in the amount of $ 137,222 issued by Chase Manhattan Bank presentable if the company is in default on its lease for its Lower Manhattan Office.

The Company - together with various other broker-dealers, corporations, and individuals - has been named as a defendant in a few lawsuits that claim substantial damages. Management of the Company, after consultation with outside legal counsel, is highly confident that the resolution of these various lawsuits will not result in any material adverse effect on the Company's financial position.

9. Capital Stock

The authorized, issued, and outstanding shares of capital stock at December 31, 2010, were as follows:

Common stock, $.01 par value, authorized 20,000,000 shares, 12,363,591 shares issued and outstanding.
Preferred stock, $.01 par value, authorized 1,000,000 shares, 0 shares issued and outstanding.

10. Pension Plan

The company has a 401(K) plan which allows eligible employees to voluntarily defer a percentage of salary. The company at its option can match employee deferrals. The company made no matching contributions for the year ended December 31, 2010.

11. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 in its initial year and 15 to 1 in subsequent years.

At December 31, 2010, the Company had net capital of $ 3,641,750 which was $ 3,408,106 in excess of its required net capital of $ 233,644. The Company's net capital ratio was .96 to 1.

12. Income Taxes

The income tax provision consists of the following:

	Total	Currently Payable	Deferred Tax Debit
Federal	$ (251,044)	$ 0	$ (251,044)
State and local	(98,973)	9,049	(108,022)
	$ (350,017)	$ 9,049	$ (359,066)

The Company's effective tax rate was greater than the statutory rate because non-deductible expenses exceeded non-taxable income.

SCHEDULE I

NORTHEAST SECURITIES, INC.

Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission

As of December 31, 2010

NET CAPITAL

Total stockholders' equity		$ 6,582,014
Deductions and/or charges:		
Securities not readily marketable	$ 1,494,534	
Furniture and equipment, net	235,358	
Other non-allowable assets	1,047,056	2,776,948
Net capital before haircuts on securities positions		3,805,066
Haircuts on securities		
Trading and investment securities		
Stocks, bonds, mutual funds	111,832	
Money market funds	50,810	
Other		
Unsecured debits	674	163,316
Net Capital		$ 3,641,750

AGGREGATE INDEBTEDNESS

Payable to broker-dealers and clearing organizations	1,547,157
Accounts payable and accrued expenses	1,381,079
Margin loan payable	518,509
Loan payable-subsidary	45,740
Income taxes payble	1,581
Security deposits payable	10,588
Total aggregate indebtedness	$ 3,504,654

continued

SCHEDULE I
NORTHEAST SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission

As of December 31, 2010

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$ 233,644
Excess net capital	$ 3,408,106
Excess net capital at 10% of aggregate indebtedness	$ 3,291,285
Ratio: Aggregate indebtedness to net capital	.96 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of December 31, 2010

Net capital, as reported in Company's Part II (unaudited)	
Focus report	$ 4,045,295
Haircut adjustment	15,012
Net audit adjustments	(418,557)
Net capital per above	$ 3,641,750

SCHEDULE II
NORTHEAST SECURITIES, INC.

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2010

The company effected no transactions with customers, as defined in Rule 15c3-3 under the provisions of Section (k)(2)(ii), and, therefore, has no amounts reportable under the rule.

KALMUS, SIEGEL, HARRIS & GOLDFARB, CPAs, LLP

585 Stewart Avenue
Suite 550
Garden City, New York 11530
(516) 227-2525
Fax (516) 227-2548

Members:
American Institute of Certified Public Accountants
N.Y. State Society of Certified Public Accountants

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL STRUCTURE

Board of Directors
Northeast Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Northeast Securities, Inc. (the Company), for the year ended December 31, 2010, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is

subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Kalmus, Siegel, Harris & Goldfarb, LLP

February 23, 2011

KALMUS, SIEGEL, HARRIS & GOLDFARB, CPAs, LLP

585 Stewart Avenue
Suite 550
Garden City, New York 11530
(516) 227-2525
Accountants
Fax (516) 227-2548
Accountants

Members:
American Institute of Certified Public
N.Y. State Society of Certified Public

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors of
Northeast Securities, Inc.
333 Earle Ovington Blvd., 7th Floor
Mitchel Field, NY 11553

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Northeast Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Northeast Securities, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Northeast Securities, Inc.'s management is responsible for the Northeast Securities Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries from company's cash disbursement journal noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2010 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers general ledger accounts supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Kalmus, Siegel, Harris & Goldfarb, CPAs, LLP

Kalmus, Siegel, Harris & Goldfarb, CPAs, LLP
February 23, 2011